Exhibit 3.1

AMENDMENT NO. 2 TO

SECOND AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

OF

INERGY, L.P.

This Amendment No. 2 (this “Amendment No. 2”) to the Second Amended and Restated Agreement of Limited Partnership of Inergy, L.P. (the “Partnership”) is entered into effective as of January 21, 2005, by Inergy GP, LLC, a Delaware limited liability company (the “Managing General Partner”), as managing general partner of the Partnership. Capitalized terms used but not defined herein are used as defined in the Partnership Agreement.

WHEREAS, the Managing General Partner, the Non-Managing General Partner and the Limited Partners of the Partnership entered into that certain Second Amended and Restated Agreement of Limited Partnership of the Partnership dated as of January 7, 2004 (the “Partnership Agreement”);

WHEREAS, the Managing General Partner, the Non-Managing General Partner and the Limited Partners of the Partnership entered into that certain Amendment No. 1 to the Partnership Agreement on February 9, 2004;

WHEREAS, Section 13.1(d)(i) of the Partnership Agreement provides that the Managing General Partner may amend any provision of the Partnership Agreement without the approval of any Partner or Assignee to reflect a change that, in the discretion of the Managing General Partner, does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect;

WHEREAS, acting pursuant to the power and authority granted to it under Section 13.1(d)(i) of the Partnership Agreement, the Managing General Partner has determined that the following amendment to the Partnership Agreement does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect.

NOW THEREFORE, the Managing General Partner does hereby amend the Partnership Agreement as follows:

Section 1. Amendment.

(a) Section 5.7(f) is hereby included as an additional subsection to Subsection 5.7 of the Partnership Agreement and such subsection shall read in its entirety as follows:

“(f) During the Subordination Period, the Company may also issue, in connection with Acquisitions that have not been completed or Capital Improvements that have not Commenced

Commercial Service, or both, an amount of Parity Units not to exceed the number of Parity Units then available for issuance without Unitholder approval pursuant to Section 5.7(a) (such number of Parity Units then available for issuance, the “Remaining Basket Amount”).

The following shall apply with respect to issuances of Parity Units pursuant to this Section 5.7(f):

(i) With respect to such issuance, the aggregate number of Parity Units to be issued (including Parity Units to be issued upon the exercise of an underwriters’ over-allotment or other similar option) shall be deemed to have been issued from, and charged against, the Remaining Basket Amount; provided, however, that in considering the Parity Units to be issued upon the exercise of an underwriters’ over-allotment or other similar option, only the number of Parity Units actually issued pursuant to such option on or prior to the expiration of such option will be deemed to have been issued from, and charged against, the Remaining Basket Amount.

(ii) With respect to Parity Units to be issued (including Parity Units to be issued upon the exercise of an underwriters’ over-allotment or other similar option) in connection with an Acquisition that has not been completed:

(A) Such Acquisition shall have been identified in the prospectus or prospectus supplement filed in connection with the offer and sale of such Parity Units as a proposed Acquisition for which the net proceeds from the sale of such Parity Units will be used if such Acquisition is completed.

(B) Upon completion of such Acquisition and application of the net proceeds received from the sale of such Parity Units to finance such Acquisition, the provisions of clause (i) above shall not apply and the Parity Units issued (including Parity Units issued upon the exercise of an underwriters’ over-allotment or other similar option) in connection with such Acquisition shall not be deemed to have been issued from, and charged against, the Remaining Basket Amount; provided, however, that such Acquisition would have resulted, on an estimated pro forma basis, in an increase in the amount of Adjusted Operating Surplus per Unit (such amount shall be calculated as set forth in Section 5.7(b) and such calculation is referred to in this Section 5.7(f) as the “Accretion Test”).

(C) The Accretion Test in subclause (ii) above shall be performed immediately following completion of such Acquisition and in accordance with Section 5.7(b).

(iii) With respect to Parity Units to be issued (including Parity Units to be issued upon the exercise of an underwriters’ over-allotment or other similar option) in connection with a Capital Improvement that has not Commenced Commercial Service:

(A) Such Capital Improvement shall have been identified in the prospectus or prospectus supplement filed in connection with the offer and sale of such Parity Units as a Capital Improvement for which the net proceeds from the sale of such Parity Units will used to finance such Capital Improvement.

(B) Upon such Capital Improvement having Commenced Commercial Service and provided the net proceeds from the sale of such Parity Units have been used to finance such Capital Improvement, the provisions of clause (i) above shall not apply and the Parity Units issued (including Parity Units issued upon the exercise of an underwriters’ over-allotment or other similar option) in connection with such Capital Improvement shall not be deemed to have been issued from, and charged against, the Remaining Basket Amount; provided, however, that such Capital Improvement meets the Accretion Test.

The Accretion Test in clause (ii) above shall be performed immediately following Commencement of Commercial Service and in accordance with Section 5.7(b).”

Section 2. General Authority. The appropriate officers of the Managing General Partner are hereby authorized to make such further clarifying and conforming changes they deem necessary or appropriate, and to interpret the partnership agreement, to give effect to the intent and purpose of this Amendment No. 2.

Section 3. Ratification of Partnership Agreement. Except as expressly modified and amended herein, all of the terms and conditions of the Partnership Agreement shall remain in full force and effect.

Section 4. Governing Law. This Amendment No. 2 will be governed by and construed in accordance with the laws of the State of Delaware.

IN WITNESS WHEREOF, the Managing General Partner has executed this Amendment No. 2 as of the date first set forth above.

MANAGING GENERAL PARTNER:

INERGY GP, LLC

By:	/s/ John J. Sherman
Name:	John J. Sherman
Title:	President and Chief Executive Officer

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